Western Copper and Gold Corporation

(An exploration stage company)

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

		September 30, 2023	December 31, 2022
	Note	$	$
ASSETS

Cash and cash equivalents		3,856,072	1,341,267
Short-term investments	3	28,566,421	21,368,455
Marketable securities	4	606,720	410,080
Other assets		937,723	1,441,814
CURRENT ASSETS		33,966,936	24,561,616

Property, plant and equipment		190,373	279,540
Right-of-use assets		224,336	379,511
Exploration and evaluation assets	5	106,698,962	89,161,878

ASSETS		141,080,607	114,382,545

LIABILITIES

Accounts payable and accrued liabilities		7,102,613	4,222,346
Current portion of lease obligation		236,934	245,673
CURRENT LIABILITIES		7,339,547	4,468,019

Lease obligations		17,780	172,308

LIABILITIES		7,357,327	4,640,327

SHAREHOLDERS’ EQUITY

Share capital	6	210,283,958	183,542,846
Contributed surplus		37,836,574	37,790,810
Deficit		(114,397,252)	(111,591,438)

SHAREHOLDERS’ EQUITY		133,723,280	109,742,218

LIABILITIES AND SHAREHOLDERS’ EQUITY		141,080,607	114,382,545

Approved by the Board of Directors

/s/ Ken Williamson Director	/s/ Klaus Zeitler Director

The accompanying notes are an integral part of these consolidated financial statements	- 2 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Depreciation	51,725	38,723	155,175	116,169
Filing and regulatory fees	10,188	5,857	287,097	262,748
Office and administration	178,307	174,986	454,398	469,096
Professional fees	64,418	67,392	197,652	220,380
Share-based payments (note 8a)	558,972	309,770	912,674	1,260,375
Shareholder communication and travel	164,287	205,366	598,241	618,739
Wages and benefits	408,168	329,136	1,257,835	1,207,423

CORPORATE EXPENSES	1,436,065	1,131,230	3,863,072	4,154,930

Foreign exchange loss (gain)	1,412	7,637	973	10,246
Interest income	(416,969)	(219,227)	(861,591)	(403,024)
Flow-through premium recovery	-	(252,194)	-	(759,525)
(Gain) loss on marketable securities (note 4)	(197,480)	39,180	(196,640)	604,300

LOSS AND COMPREHENSIVE LOSS	823,028	706,626	2,805,814	3,606,927

Basic and diluted loss per share	0.01	0.00	0.02	0.02

Weighted average number of common shares outstanding	162,530,928	151,581,030	158,548,047	151,509,188

The accompanying notes are an integral part of these consolidated financial statements	- 3 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30,		2023	2022
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(2,805,814)	(3,606,927)

ITEMS NOT AFFECTING CASH
Depreciation		155,175	116,169
Finance costs		20,787	28,349
Flow-through premium recovery		-	(759,525)
Gain (loss) on marketable securities		(196,640)	604,300
Share-based payments		912,674	1,260,375
		891,996	1,249,668

Change in non-cash working capital items		(255,321)	43,005

OPERATING ACTIVITIES		(2,169,139)	(2,314,254)

FINANCING ACTIVITIES

Private placement		23,591,624	-
Private placement issuance costs		(247,132)	-
Exercise of stock options	8a	2,025,000	133,165
Lease payments		(184,054)	(147,751)

FINANCING ACTIVITIES		25,185,438	(14,586)

INVESTING ACTIVITIES
Purchase of short-term investments		(7,331,145)	(8,000,000)
Mineral property expenditures		(13,170,349)	(15,094,688)
Leasehold improvements		-	(266,517)

INVESTING ACTIVITIES		(20,501,494)	(23,361,205)

CHANGE IN CASH AND CASH EQUIVALENTS		2,514,805	(25,690,045)

Cash and cash equivalents - Beginning		1,341,267	30,688,210

CASH AND CASH EQUIVALENTS - ENDING		3,856,072	4,998,165

The accompanying notes are an integral part of these consolidated financial statements	- 4 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital	Contributed Surplus	Deficit	Shareholders' Equity
		$	$	$	$

DECEMBER 31, 2021	151,426,125	183,190,992	35,472,638	(106,597,260)	112,066,370

Exercise of stock options	91,666	178,909	(45,744)	-	133,165
Exercise of restricted share units	79,698	172,945	(172,945)	-	-
Share-based payments	-	-	1,999,748	-	1,999,748
Loss and comprehensive loss	-	-	-	(3,606,927)	(3,606,927)

SEPTEMBER 30, 2022	151,597,489	183,542,846	37,253,697	(110,204,187)	110,592,356

Share-based payments	-	-	537,113	-	537,113
Loss and comprehensive loss	-	-	-	(1,387,251)	(1,387,251)

DECEMBER 31, 2022	151,597,489	183,542,846	37,790,810	(111,591,438)	109,742,218

Private placement	8,970,199	23,591,624	-	-	23,591,624
Private placement issuance costs	-	(247,132)	-	-	(247,132)
Exercise of stock options	1,725,000	2,765,240	(740,240)	-	2,025,000
Exercise of restricted share units	300,515	631,380	(631,380)	-	-
Share-based payments	-	-	1,417,384	-	1,417,384
Loss and comprehensive loss	-	-	-	(2,805,814)	(2,805,814)

SEPTEMBER 30, 2023	162,593,203	210,283,958	37,836,574	(114,397,252)	133,723,280

The accompanying notes are an integral part of these consolidated financial statements	- 5 -

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
As at and the for the three and nine months ended September 30, 2023
(unaudited – prepared by management)
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the "Casino Project").

The Company is incorporated in British Columbia, Canada.  Its head office is located at 1200 - 1166 Alberni Street, Vancouver, British Columbia.

While Western has been successful in raising sufficient capital to fund its operations in the past, the Company will need to raise additional funds to complete the development of the Casino Project.  There can be no assurance that it will be able to raise such project financing in the future.

2. BASIS OF PRESENTATION

a. Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applicable to the preparation of interim financial statements, including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS.

These financial statements were approved for issue by the Company's board of directors on November 2, 2023.

b. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS, applicable to the preparation of interim financial statements, including International Accounting Standard 34 - Interim Financial Reporting, requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the period.  Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment for the exploration and evaluation assets. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating unit for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Management did not identify any impairment indicators during the three and nine months ended September 30, 2023.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
As at and the for the three and nine months ended September 30, 2023
(unaudited – prepared by management)
(Expressed in Canadian dollars)

Judgment is required in assessing whether a mineral property is in the exploration and evaluation phase and should be classified as an exploration and evaluation asset or the mineral property should be reclassified as property and equipment. We determined that although a feasibility study for the Casino Project has been completed, the Company has not yet received the necessary licenses and permits to demonstrate the technical feasibility and commercial viability of the project to reclassify as property and equipment.

3. SHORT-TERM INVESTMENTS

As at September 30, 2023, the Company had $16,276,427 (December 31, 2022 - $21,000,000) invested in Canadian dollar denominated guaranteed investment certificates ("GICs") and $12,054,718 invested in Government of Canada Treasury Bills (December 31, 2022 - Nil) plus total accrued interest of $235,276 (December 31, 2022 - $368,455).  GICs are issued by Schedule 1 chartered banks in Canada.

4. MARKETABLE SECURITIES

As at September 30, 2023, the Company held marketable securities with an aggregate fair value of $606,720 (December 31, 2022 - $410,080), consisting of 2.5 million common shares of Northisle Copper and Gold Inc. with a fair value of $600,000 (December 31, 2022 - $400,000) and 168,000 common shares of Granite Creek Copper Ltd. with a fair value of $6,720 (December 31, 2022 - $10,080).  The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

5. EXPLORATION AND EVALUATION ASSETS

a. Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada.

The Casino Property is subject to a 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
As at and the for the three and nine months ended September 30, 2023
(unaudited – prepared by management)
(Expressed in Canadian dollars)

b. Exploration and evaluation expenditures

Total
$
DECEMBER 31, 2021	66,348,061

Claims maintenance	26,038
Engineering	3,619,508
Exploration and camp support	8,698,630
Permitting	8,176,200
Salary and wages	1,304,283
Share-based payments	989,158

DECEMBER 31, 2022	89,161,878

Claims maintenance	25,010
Engineering	342,152
Exploration and camp support	6,979,951
Permitting	8,662,230
Salary and wages	1,023,031
Share-based payments	504,710

SEPTEMBER 30, 2023	106,698,962

6. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Financing

On May 1, 2023, in connection with a strategic investment by Mitsubishi Materials Corporation ("Mitsubishi Materials"), Rio Tinto Canada ("Rio Tinto") subscribed for 878,809 common shares of the Company at a price of $2.63 per common share for gross proceeds of $2,311,268.

On April 14, 2023, as part of a strategic investment, Mitsubishi Materials purchased 8,091,390 common shares of the Company at a price of $2.63 per common share for gross proceeds of $21,280,356. The Company incurred $247,132 in costs associated with both private placements.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
As at and the for the three and nine months ended September 30, 2023
(unaudited – prepared by management)
(Expressed in Canadian dollars)

7. WARRANTS

A summary of the Company's warrants outstanding, including changes for the periods then ended, is presented below:

	Number of warrants	Weighted average exercise price
		$

DECEMBER 31, 2021 and DECEMBER 31, 2022	1,500,000	0.85

	-	-

SEPTEMBER 30, 2023	1,500,000	0.85

Warrants outstanding are as follows:

Warrant outstanding, by exercise price	Number of warrants	Weighted average exercise price	Average remaining contractual life
		$	years
$0.85	1,500,000	0.85	1.42

SEPTEMBER 30, 2023	1,500,000	0.85	1.42

8. EQUITY INCENTIVE PLANS

The Company has three equity incentive plans consisting of a stock option plan (the "Option Plan"), a restricted share unit plan (the "RSU Plan") and a deferred share unit plan (the "DSU Plan") (collectively the "Equity Incentive Plans").  Pursuant to the Company's annual general meeting held on June 17, 2021, it was approved that the maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 10% of number of common shares issued and outstanding.

a. Stock Options and Share-based payments

Stock Options

Under the Option Plan, the exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant.  Stock options vest over a two year period from the date of grant unless otherwise determined by the directors.  The maximum stock option term is 10 years.  At September 30, 2023, the Company could issue an additional 3,776,354 stock options under the terms of the stock option plan.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
As at and the for the three and nine months ended September 30, 2023
(unaudited – prepared by management)
(Expressed in Canadian dollars)

A summary of the Company's stock options outstanding and the changes for the periods then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2021	6,035,000	1.28

Granted	2,181,000	2.03
Exercised	(91,666)	1.45

DECEMBER 31, 2022	8,124,334	1.48

Granted	315,000	2.12
Exercised	(1,725,000)	1.17

SEPTEMBER 30, 2023	6,714,334	1.59

During the three and nine months ended September 30, 2023, the Company recognized an expense in respect of stock options of $82,165 and $290,337 respectively, in the statement of loss and comprehensive loss (three and nine months ended September 30, 2022 - $182,675 and $569,353).  During the three and nine months ended September 30, 2023, $77,531 and $295,576 respectively was capitalized (three and nine months ended September 30, 2022 - $194,679 and $553,287) in the exploration and evaluation assets in relation to stock options.

Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$0.75 - $1.11	1,950,000	0.89	0.79
$1.41 - $1.66	1,958,334	1.63	1.85
$1.85 - $1.95	1,100,000	1.94	3.27
$2.10 - $2.22	1,706,000	2.19	3.57

SEPTEMBER 30, 2023	6,714,334	1.59	2.21

Average share price for options exercised during the nine months ended September 30, 2023, was $2.31 (nine months ended September 30, 2022 - $2.66).  Of the total stock options outstanding, 5,638,994 were vested and exercisable at September 30, 2023.  The weighted average exercise price of vested stock options is $1.50 and the average remaining contractual life is 1.92 years.

Share-based payments

During the nine months ended September 30, 2023, the Company granted 315,000 (Year ended December 31, 2022 - 2,181,000) stock options to employees, directors and consultants.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model.  The weighted average assumptions and resulting fair values for the grant in the prior year are as follows:

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
As at and the for the three and nine months ended September 30, 2023
(unaudited – prepared by management)
(Expressed in Canadian dollars)

Inputs and assumptions	Nine months ended September 30, 2023	Year ended December 31, 2022

Exercise price	$2.12	$2.03
Market price	$2.10	$2.03
Expected option term (years)	3.0	3.0
Expected stock price volatility	50.6%	58.6%
Average risk-free interest rate	4.22%	1.46%
Expected forfeiture rate	-	-
Expected dividend yield	-	-

FAIR VALUE PER OPTION GRANTED	$0.79	$0.82

b. Restricted Share Units

The Company granted restricted share units ("RSUs") in accordance with the RSU plan approved at the June 17, 2021 shareholders meeting. These RSUs vest in three equal tranches: Tranche one - on completion of 12 months from grant date, Tranche two - on completion of eighteen months from the grant date and Tranche three - on completion of twenty-four months from grant date.  These RSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant.  As at September 30, 2023, the Company could issue an additional 1,193,390 RSUs under the RSU Plan.  A summary of the Company's RSUs outstanding and the changes for the periods then ended, is presented below:

Number of shares issued or issuable on vesting

DECEMBER 31, 2021	239,100

RSUs Granted	359,723
RSUs Converted to common shares	(79,698)

DECEMBER 31, 2022	519,125

RSUs Granted	553,200
RSUs Converted to common shares	(300,515)

SEPTEMBER 30, 2023	771,810

In relation to RSUs, the Company recognized an expense of $125,687 and $271,217 respectively, during the three and nine months ended September 30, 2023, (three and nine months ended September 30, 2022 - $127,095 and $400,382) in the statements of loss and comprehensive loss.  During the three and nine months ended September 30, 2023, $130,681 and $209,134 was capitalized respectively, (three and nine months ended September 30, 2022 - $64,764 and $186,086) in the exploration and evaluation assets.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
As at and the for the three and nine months ended September 30, 2023
(unaudited – prepared by management)
(Expressed in Canadian dollars)

c. Deferred Share Units

Only directors of the Company are eligible for deferred share units ("DSUs") and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Company.  DSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant.  As at September 30, 2023, the Company could issue an additional 1,481,911 DSUs under the DSU Plan.

Number of shares issuable

DECEMBER 31, 2021	167,000

DSUs Granted	138,400

DECEMBER 31, 2022	305,400

DSUs Granted	167,200

SEPTEMBER 30, 2023	472,600

In relation to DSUs, the Company recognized an expense of $351,120 during the three and nine months ended September 30, 2023, (three and nine months ended September 30, 2022 - $nil and $290,640) in the statements of loss and comprehensive loss.

9. KEY MANAGEMENT COMPENSATION

The Company's related parties include its directors and officers, who are the key management of the Company.  The remuneration of key management was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Salaries and director fees	398,500	509,881	1,272,183	1,507,620
Share-based payments	652,545	521,641	1,250,285	1,812,353

KEY MANAGEMENT COMPENSATION	1,051,045	1,031,522	2,522,468	3,319,973

Share-based payments represent the fair value on grant date of stock options, RSUs and DSUs previously granted to directors and officers during the periods presented above.  Salaries and share-based payments for certain officers are capitalized in exploration and evaluation assets and the balance is recognized in the statement of loss and comprehensive loss.

10. DEPOSITS

The Company holds a surety bonding arrangement with a third-party (the "Surety") in order to satisfy bonding requirements in the Yukon Territory. The total value of the Surety is $786,777 of which $nil is collateralized on the balance sheet as at September 30, 2023 (December 31, 2022 - $nil). During the nine months ended September 30, 2023, the Company paid $15,736 in fees associated with the Surety which was capitalized to exploration and evaluation assets.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
As at and the for the three and nine months ended September 30, 2023
(unaudited – prepared by management)
(Expressed in Canadian dollars)

11. SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future development of mineral resource properties.  All interest income is earned in Canada and all assets are held in Canada.

12. CAPITAL MANAGEMENT

The Company considers capital to be equity composed of share capital, contributed surplus, and deficit.  It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop mineral resource properties.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the period.  Western has no debt and does not pay dividends.  The Company is not subject to any externally imposed capital restrictions.

13. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a. Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in redeemable GICs, which are highly liquid investments and available to discharge obligations when they come due.  The Company does not maintain a line of credit.

b. Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  Cash and cash equivalents and short-term investments are held with high quality financial institutions.  Substantially all cash and cash equivalents and short-term investments held with financial institutions exceeds government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions.  The carrying amount of financial assets, other than marketable securities, recorded in the financial statements represents Western's maximum exposure to credit risk.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
As at and the for the three and nine months ended September 30, 2023
(unaudited – prepared by management)
(Expressed in Canadian dollars)

c. Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments.  Marketable securities are adjusted to fair value at each balance sheet date.  A 10% fluctuation in value of its publicly traded marketable securities rate would have a minimal impact on the Company's loss and comprehensive loss.

As at September 30, 2023, the carrying amounts of cash and cash equivalents, short-term investments, marketable securities and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).